Exhibit 99.1

Aeterna Zentaris Inc.
315 Sigma Drive, Ste 302D
Charleston, SC 29486
www.aezsinc.com
Press Release
For immediate release

Aeterna Zentaris Reports Fourth Quarter and Full-Year 2016 Financial and Operating Results
Clinical phase of Zoptrex™ and Macrilen™ development programs completed; Zoptrex™ top-line results expected in April
All amounts are in US Dollars
Recent key developments

•	Development programs progressing toward completion

◦
Zoptrex™ (zoptarelin doxorubicin) pivotal Phase 3 trial clinically completed on January 30, 2017; pre-NDA meeting with FDA held on January 31, 2017; top-line results expected to be reported in April 2017

◦	Company believes that analysis of data from confirmatory Phase 3 trial of Macrilen™ (macimorelin) is supportive of registration consideration; Meeting with FDA will be held at the end of Q1
•Financial condition and capital structure improved

◦	$22.0 million unrestricted cash and cash equivalents at year-end; no third-party debt

◦	Approximately $7.6 million of gross proceeds raised from a successful registered direct offering of Units concluded on November 1, 2016

◦	Approximately $4.7 million of gross proceeds raised from sales of Common Shares pursuant to ATM program during and subsequent to the fourth quarter

◦	Approximately 13.5 million Common Shares outstanding as of March 15, 2017
Charleston, SC, March 15, 2017 - Aeterna Zentaris Inc. (NASDAQ, TSX: AEZS) (the “Company”), a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology and endocrinology, today reported financial and operating results for the fourth quarter and year ended December 31, 2016.
Commenting on recent key developments, David A. Dodd, President and Chief Executive Officer of the Company, stated, “During the fourth quarter and the first few weeks of 2017, we made substantial progress with our development programs. On January 30, 2017 we announced the conclusion of the clinical phase of our development of Zoptrex™. The following day we had a successful pre-NDA meeting with the FDA. We anticipate reporting top-line results in April. This is a very exciting and anxious time for us, as we approach the culmination of highly dedicated and successful work by many throughout our Company. I would like to thank our R&D team for their hard work in bringing Zoptrex™ to this point.”

Exhibit 99.1

Mr. Dodd continued his commentary with an update on the development of Macrilen™. “On January 4, 2017, we reported the top-line results from our confirmatory Phase 3 study of Macrilen™ for the evaluation of adult growth hormone deficiency ("AGHD"). We reported that the top-line results indicated that macimorelin did not meet one of the pre-defined criteria required to demonstrate equivalence to the Insulin Tolerance Test ("ITT") as a means of diagnosing AGHD. Following this announcement, we conducted a thorough evaluation of the study data, including external statistical expertise and independent review by leading endocrinologists in both the U.S. and Europe. We were highly encouraged by the results and input received from these experts. As we announced on February 13, 2017, we concluded that Macrilen™ demonstrated performance supportive of achieving registration with the U.S. Food and Drug Administration, despite its failure to meet one of the pre-defined equivalence criteria. We explained the reasons for our conclusion in our February 13 release. Briefly, we concluded that Macrilen™ demonstrated more consistent and reproducible results than the ITT. Moreover, Macrilen™ stimulated the pituitary gland more powerfully than the ITT and demonstrated good specificity and sensitivity in this study, thus reproducing the results of our previous study. We demonstrated that Macrilen™ achieves a high degree of correlation with the ITT, which could be further optimized when a higher cut-off point, such as the ITT cut-off point, is used for the Macrilen™ test. We believe that such an increased cut-off point would be justified by the more powerful stimulation of Macrilen™ as compared to the ITT. We are scheduled to meet with the FDA at the end of Q1 to discuss our rationale for proceeding with Macrilen™.”
Fourth Quarter and Full Year Financial Highlights
Revenues
Sales commission and other were $94,000 and $414,000 for the three and twelve months ended December 31, 2016, respectively, and $41,000 and $297,000, for the same periods in 2015, respectively. The quarter-over-quarter and year-over-year increases were attributable to our sales team exceeding pre-established unit sales baseline thresholds under our co-promotion agreements to sell Saizen® and to our promotion of APIFINY®, which did not begin until the first quarter of 2016. In the corresponding periods of 2015, sales commission and other revenues were mainly related to EstroGel®, which we no longer promote.
License fees were $210,000 and $497,000 for the three and twelve months ended December 31, 2016, respectively, as compared to $61,000 and $248,000 for the same periods in 2015. The increase is explained by the out-licensing agreements that we entered into in 2016 for Zoptrex™ with respect to certain territories outside our core areas of interest.
Research and Development (“R&D”) costs
R&D costs were $4.6 million and $16.5 million for the three and twelve months ended December 31, 2016, respectively, compared to $4.2 million and $17.2 million for the same periods in 2015. The increase in our R&D costs for the three months ended December 31, 2016, as compared to the same period in 2015, was mainly attributable to higher comparative third-party costs in connection with the confirmatory Phase 3 clinical trial of Macrilen™, which was initiated late in 2015 with the enrollment of the first patient in the fourth quarter of 2015. Patient recruitment was completed in the fourth quarter of 2016. The decrease in our R&D costs for the twelve months ended December 31, 2016, as compared to the same period in 2015, was mainly attributable to the realization of cost savings in connection with our ongoing efforts to streamline our R&D activities and to increase our commercial operations and flexibility by reducing our R&D staff, which was started in 2014.
General and Administrative (“G&A”) Expenses
G&A expenses were $1.8 million and $7.1 million for the three and twelve months ended December 31, 2016, respectively, as compared to $4.0 million and $11.3 million for the same periods in 2015. The decrease in our G&A expenses for the three months and twelve months ended December 31, 2016, as compared to the same periods in 2015, is mainly due to the recording in the fourth quarter of 2015 of a provision related to the restructuring of our finance and accounting function and the closure of our office in Quebec City, as well as the realization of cost savings in connection with the restructuring. The comparative decrease for the twelve-month period is also explained by certain transaction costs allocated to warrants in connection with the completion of share issuances in March and December 2015.
Selling Expenses
Selling expenses were $1.5 million and $6.7 million for the three and twelve months ended December 31, 2016, respectively, as compared to $1.8 million and $6.9 million for the same periods in 2015. Selling expenses for the three and twelve months ended December 31, 2016 and 2015 represent mainly the costs of our contracted sales force related to our co-promotion activities as well as our internal sales management team. Selling expenses remained relatively stable during 2016.

Exhibit 99.1

Net Finance (Costs) Income
Net finance (costs) income were $(622,000) and $4.5 million for the three and twelve months ended December 31, 2016, as compared to $(185,000) and $(15.3) million, for the same periods in 2015. The increases in finance income or decreases in finance costs were mainly attributable to the change in fair value recorded in connection with our warrant liability. Such change in fair value results from the periodic “mark-to-market” revaluation, via the application of option pricing models, of outstanding share purchase warrants. During 2016, the “mark-to-market” warrant valuation was impacted by the expiration of the remaining Series B Warrants. During 2015, the change in assumptions that were applied to determine the fair value of the alternate cashless feature included in the Series B Warrants significantly impacted the “mark-to-market” valuation. Furthermore, the closing price of our common shares, which, on the NASDAQ, fluctuated from $3.25 to $4.94 during the three-month period and $2.67 to $4.94 during the twelve-month period ended December 31, 2016, respectively, compared to $4.00 to $11.43 and $4.00 to $84.20 during the same periods in 2015, also had a direct impact on the change in fair value of warrant liability. In addition, with specific reference to 2015, finance costs were also impacted by the warrant exercise inducement fee paid to certain holders of the Series B Warrants.
Net Loss
Net loss for the three and twelve months ended December 31, 2016 was $(8.2) million and $(25.0) million, or $(0.71) and $(2.41) per basic and diluted share, as compared to a net loss of $(10.0) million and $(50.1) million, or $(1.46) and $(18.14) per basic and diluted share, for the same periods in 2015. The decrease in net loss for the three months ended December 31, 2016, as compared to the same period in 2015, is due largely to lower G&A expenses, as presented above. The decrease in net loss for the twelve months ended December 31, 2016, as compared to the same period in 2015, is due largely to lower operating expenses and higher comparative net finance income, as presented above.
Liquidity
Cash and cash equivalents were $22.0 million as at December 31, 2016, as compared to $41.5 million as at December 31, 2015. The decrease in cash and cash equivalents as at December 31, 2016, as compared to December 31, 2015, is mainly due to the net cash used in operating activities. The decrease was partially offset by the net proceeds generated by the sale and issuance of common shares and warrants during 2016.
Conference Call & Webcast
The Company will host a conference call and live webcast to discuss these results on Thursday, March 16, 2017, at 8:30 a.m., Eastern Time. Participants may access the live webcast via the Company's website at www.aezsinc.com or by telephone using the following dial-in number: 201-689-8029 and Confirmation number 13653427. A replay of the webcast will also be available on the Company’s website for a period of 30 days.
For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fourth quarter and full year 2016, as well as the Company’s audited consolidated financial statements as at December 31, 2016, 2015 and 2014, can be found at www.aezsinc.com in the “Investors” section.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. We are engaged in drug development activities and in the promotion of products for others. We recently completed Phase 3 studies of two internally developed compounds. The focus of our business development efforts is the acquisition of licenses to products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in non-U.S. territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.

Exhibit 99.1

Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption “Key Information - Risk Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC”). Such statements include, but are not limited to, statements about the progress of our research, development and clinical trials and the timing of, and prospects for, regulatory approval and commercialization of our product candidates, the timing of expected results of our studies, anticipated results of these studies, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue our research and development projects and clinical trials, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the rejection or non-acceptance of any new drug application by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process (including whether or not the regulatory authorities will accept the Company’s conclusions regarding Macrilen™ following its comprehensive review of the Phase 3 study data described elsewhere in this press release), the ability of the Company to efficiently commercialize one or more of its products or product candidates, the degree of market acceptance once our products are approved for commercialization, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.
Contact
Philip A. Theodore
Senior Vice President
IR@aezsinc.com
843-900-3211

Attachment: Financial summary

Exhibit 99.1

Consolidated Statements of Comprehensive Loss Information
(unaudited)

	Three months ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2016	2015	2016	2015	2014
	$	$	$	$	$
Revenues
Sales commission and other	94	41	414	297	—
License fees	210	61	497	248	11
	304	102	911	545	11
Operating expenses
Research and development costs	4,619	4,243	16,495	17,234	23,716
General and administrative expenses	1,757	3,953	7,147	11,308	9,840
Selling expenses	1,526	1,764	6,745	6,887	3,850
	7,902	9,960	30,387	35,429	37,406
Loss from operations	(7,598)	(9,858)	(29,476)	(34,884)	(37,395)
(Loss) gain due to changes in foreign currency exchange rates	(396)	(315)	(70)	(1,767)	1,879
Change in fair value of warrant liability	(245)	3,030	4,437	(10,956)	18,272
Warrant exercise inducement fee	—	(2,926)	—	(2,926)	—
Other finance income	19	26	150	305	168
Net finance (costs) income	(622)	(185)	4,517	(15,344)	20,319
Loss before income taxes	(8,220)	(10,043)	(24,959)	(50,228)	(17,076)
Income tax expense	—	—	—	—	(111)
Net loss from continuing operations	(8,220)	(10,043)	(24,959)	(50,228)	(17,187)
Net income from discontinued operations	—	25	—	85	623
Net loss	(8,220)	(10,018)	(24,959)	(50,143)	(16,564)
Other Comprehensive Loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	870	249	569	1,509	(1,158)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	1,143	(116)	(1,479)	844	(1,833)
Comprehensive loss	(6,207)	(9,885)	(25,869)	(47,790)	(19,555)
Net loss per share (basic and diluted) from continuing operations	(0.71)	(1.46)	(2.41)	(18.17)	(29.12)
Net income purchase per share (basic and diluted) from discontinued operations	—	—	—	0.03	1.06
Net loss per share (basic and diluted)	(0.71)	(1.46)	(2.41)	(18.14)	(28.06)
Weighted average number of shares outstanding:
Basic	11,565,210	6,874,460	10,348,879	2,763,603	590,247
Diluted	11,614,234	7,302,816	10,665,149	3,424,336	590,247

Exhibit 99.1

Consolidated Statement of Financial Position Information
(unaudited)

	December 31,
(in thousands)	2016	2015
	$	$
Cash and cash equivalents[1]	21,999	41,450
Trade and other receivables and other current assets	744	944
Restricted cash equivalents	496	255
Property, plant and equipment	204	256
Other non-current assets	8,216	8,593
Total assets	31,659	51,498
Payables and other current liabilities[2]	3,778	4,770
Current portion of deferred revenues	426	244
Warrant liability	6,854	10,891
Non-financial non-current liabilities[3]	14,389	13,978
Total liabilities	25,447	29,883
Shareholders' equity	6,212	21,615
Total liabilities and shareholders' equity	31,659	51,498
_________________________

1.
Approximately $1.5 million was denominated in EUR as at December 31, 2016 and December 31, 2015, and approximately $3.7 and $4.4 million were denominated in Canadian dollars as at December 31, 2016 and December 31, 2015, respectively.

2.	Approximately $0.6 million was related to our provision for restructuring as at December 31, 2015.

3.	Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.